Exhibit 99.1

ELBIT IMAGING ANNOUNCES RECEIVING WARRANTY CLAIM IN CONNECTION WITH THE PREVIOUS SALE OF ITS RIGHTS IN THE RADISSON HOTEL COMPLEX IN BUCHAREST, ROMANIA

Tel Aviv, Israel, April 2, 2019, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that it has received a warranty claim in connection with the previous sale of its rights in the Radisson Hotel complex in Bucharest, Romania.

As previously disclosed, in December 2017 a wholly owned indirect subsidiary of the Company (the “Subsidiary”) completed the sale of its holdings in an SPV that holds the Radisson Hotel complex in Bucharest, Romania (the “Agreement”), for a total net consideration of approximately €81 million (based on a property value of €169.2 million) (the “Consideration”).

The Company has now received a notice from the purchaser claiming that it is entitled to indemnification in the amount of approximately €3 million, due to the alleged breach of certain warranties made by the Subsidiary in the Agreement (the “Notice”). In the Notice the purchaser has informed the Company that it has submitted claims under the policies of Warranty & Indemnity Insurance and Title Insurance taken out in terms of the Agreement, which provides that where loss arising from a warranty claim may reasonably be anticipated to be covered by such insurance policies, the purchaser will firstly attempt to recover such loss out of the proceeds paid out under such policies. The Company is currently examining the Notice with its legal advisors. After a preliminary review of the Notice, the Company believes that the warranty claims are without merit and intends to vigorously contest same.

It should be noted that part of the Consideration in an amount equal to €8 million was used to finance a loan from the Subsidiary granted to the purchaser and due to be paid after three years (the “Vendor Loan”). The right to the repayment of the Vendor Loan serves as collateral for customary post-closing liabilities, including an undertaking to indemnify the purchaser in the event of a breach of representations and / or warranties in the Agreement.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; and (ii) land in India which is designated for sale (and which was initially designated for residential projects).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com